UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Mach Natural Resources LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

55445L 100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Tom L. Ward
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 26,120
	6.	Shared Voting Power 13,639,511
	7.	Sole Dispositive Power 26,120
	8.	Shared Dispositive Power 13,639,511
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,665,631
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.2%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 103,490,483 Common Units outstanding as of November 8, 2024, as reported by the Issuer (as defined below) on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

Item 1(a).	Name of Issuer

Mach Natural Resources LP (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

14201 Wireless Way, Suite 300 Oklahoma City, Oklahoma 73134

Item 2(a).	Names of Persons Filing

Tom L. Ward

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

14201 Wireless Way, Suite 300 Oklahoma City, Oklahoma 73134

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common units representing limited partner interests

Item 2(e).	CUSIP Number

55445L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

	(b)	Percent of Class:

See response to Item 11 on the cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The reported securities include: (i) 13,218,411 Common Units held of record by Mr. Ward, as trustee of the Tom L. Ward 1992 Revocable Trust (the “Trust”) and (ii) 421,100 Common Units held by Mach Resources LLC (“Mach Resources”). Mr. Ward exercises control over Mach Resources as Mach Resources is owned 50.5% by the Trust and 49.5% by WCT Resources LLC which is owned by certain trusts affiliated with Mr. Ward for which an employee of Mach Resources is trustee. The Reporting Person may be deemed to have or share beneficial ownership (as that term is defined in Rule 13d-3 under the Act) of the reported securities, but the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

/s/ Tom L. Ward
Name:	Tom L. Ward

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